

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-mail
Martin Plaehn
President and Chief Executive Officer
Control4 Corporation
11734 S. Election Road
Salt Lake City, Utah 84020

> **Re: Control4 Corporation**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 23, 2013**
> **CIK No. 0001259515**

Dear Mr. Plaehn:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

We have entered into several strategic arrangements, page 17

1.   As a result of your revisions in response to prior comment 2, you no longer provide investors information to understand what arrangements you have that generate this risk. Please revise accordingly, and address the issues mentioned in prior comment 2 as appropriate. Also, if your agreement with Cisco is immaterial, please revise your disclosure on page 112 so that investors understand its scope and duration and can draw appropriate conclusions regarding its immateriality.

If security breaches in connection with the delivery of our services, page 32

2.   Please tell us why you do not explain in this risk factor any security issues associated with port forwarding.

Products, page 84

3.   We note your reference to the favorable sales mix in your revisions on page 55. Please update the second paragraph of your response 10 in your letter to us dated April 5, 2013.

Description of Capital Stock, page 117

4.   Please explain in this section – or elsewhere in your prospectus as appropriate – the effect of the second paragraph of Article IV of exhibit 3.2.

Anti-Takeover Effects, page 119

5.   Please expand your disclosure to explain the 75% voting provisions in the last paragraph of Article VI and Article IX of exhibit 3.2.

Lock-Up Agreements, page 122

6.   Please explain in your prospectus the exemptions from the lock-up mentioned in exhibit 1.1.

Exhibits

7.   We note your response to prior comment 5; however, if a writing is attached to the agreement, the attachment should be included with the exhibit unless you follow the procedures in Rule 406. We note the reference to a missing attachment in Schedule H of Exhibit 10.10.

8.   Please file the missing attachments to exhibit 1.1.

Exhibit 3.2- Form of Amended and Restated Certificate of Incorporation

9.   We note your forum selection clause in your charter. We understand that several lawsuits have challenged the validity of choice of forum provisions in certificates of incorporation. In an appropriate section of your prospectus, please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Richard A. Kline